Exhibit 99.1

MEDIA CONTACT:	IR CONTACT:	FOR IMMEDIATE RELEASE

Karen Fenwick	Kate Robertson	July 26, 2022
Direct: +44 (0) 1740 608076	Direct: +1 (832) 663-4656

Venator Announces Second Quarter 2022 Results;

Favorable Business Fundamentals Continue

Second Quarter 2022 Highlights

•	Net income attributable to Venator of $93 million compared to net loss of $23 million in the prior year period

•	Adjusted EBITDA of $61 million compared to $43 million in the prior year period

•	Net cash provided by operating activities of $73 million and free cash flow of $58 million

•	Diluted earnings per share of $0.86 and adjusted diluted earnings per share of $0.13

•	Received $85 million cash in settlement with Tronox on April 25, 2022, which has been excluded from adjusted EBITDA

•	Recognized $10 million of income by releasing an accrued liability in the second quarter and received $13 million cash in the third quarter, under settlement relating to Pori, which amounts are excluded from adjusted EBITDA (1)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
(In millions, except per share amounts)	2022	2021	2022	2022	2021
Revenues	$642	$567	$659	$1,301	$1,120

Net income (loss) attributable to Venator	$93	$(23)	$(3)	$90	$(44)
Adjusted net income attributable to Venator(2)	$14	$—	$6	$20	$1
Adjusted EBITDA(2)	$61	$43	$57	$118	$92

Diluted earnings (loss) per share (5)	$0.86	$(0.21)	$(0.03)	$0.83	$(0.41)
Adjusted diluted earnings per share(2)	$0.13	$—	$0.06	$0.19	$0.01

Net cash provided by (used in) operating activities	$73	$10	$(86)	$(13)	$(5)
Free cash flow(4)	$58	$(5)	$(103)	$(45)	$(32)

See end of press release for footnote explanations

WYNYARD, UK - Venator Materials PLC (“Venator”) (NYSE: VNTR) today reported second quarter 2022 results with revenues of $642 million, net income attributable to Venator of $93 million, adjusted net income attributable to Venator of $14 million and adjusted EBITDA of $61 million.

Simon Turner, President and CEO of Venator, commented:

“We were encouraged by our second quarter 2022 results notwithstanding the inflationary cost pressures and supply chain challenges we faced. We are executing well on our customer tailored pricing initiative and cost mitigation actions within our TiO2 segment. We remain positive on underlying TiO2 fundamentals. Our Performance Additives segment continues to improve as a result of our successful business improvement programs, product portfolio optimization and pricing strategy to mitigate increased costs.

“We continue to work with Italian governmental authorities for the authorization of continued gypsum disposal from our TiO2 facility in Scarlino, Italy. While we continue these efforts, we have suspended two thirds of our TiO2 production from this site to preserve our remaining available landfill capacity. If we do not receive necessary authorizations in the coming months, we may be compelled to close the site entirely. We continue to explore all options to avoid that outcome.”

Segment Analysis for 2Q22 Compared to 2Q21

Titanium Dioxide

The Titanium Dioxide segment generated revenues of $486 million for the three months ended June 30, 2022, an increase of $71 million, or 17%, compared to the same period in 2021. The increase was primarily due to a 31% increase in average local currency selling prices, which we implemented to recover higher costs of energy, raw materials, and shipping. These increases were partially offset by a 7% unfavorable impact from foreign currency translation, primarily as a result of the Euro weakening against the U.S. Dollar and a 7% decrease in sales volumes compared to the same period in the prior year driven by product availability during the current year period and softer demand in Europe and APAC, primarily in coatings applications.

Adjusted EBITDA for the Titanium Dioxide segment was $49 million for the three months ended June 30, 2022, an increase of $13 million, or 36%, compared to the same period in 2021. The increase was primarily attributable to the increase in average selling price outpacing our increase in costs of energy, raw materials, and shipping.

Performance Additives

The Performance Additives segment generated revenues of $156 million for the three months ended June 30, 2022, an increase of $4 million, or 3%, compared to the same period in 2021. The increase primarily resulted from a 26% increase in average local currency selling price, which we implemented to recover higher costs of energy, raw materials and shipping. These increases were partially offset by a 16% decrease in sales volumes, primarily driven by decreases in volumes in all of our Performance Additives businesses and a 5% unfavorable impact from foreign currency translation primarily as a result of the Euro weakening against the U.S. Dollar. In addition, 2% of the decrease was due to lost revenue from our water treatment business, which we sold in the second quarter of 2021 and which accounted for approximately $4 million of revenue in the second quarter of 2021.

Adjusted EBITDA for the Performance Additives segment was $19 million for the three months ended June 30, 2022, an increase of $1 million, or 6% compared to the same period in 2021. The increase in adjusted EBITDA was primarily related to the increase in average selling price outpacing our increase in costs of energy, raw materials, and shipping.

Corporate and other

Corporate and other represents expenses which are not allocated to our segments. Losses from Corporate and other were $7 million in the three months ended June 30, 2022 or $4 million lower than the same period in 2021. The decrease was primarily as a result of the favorable impact of foreign exchange rates.

Tax Items

We recorded income tax expense of $14 million and $5 million for the three months ended June 30, 2022 and 2021, respectively. Our adjusted effective tax rate was 35% for both the three months ended June 30, 2022 and the same period in 2021.

Our income taxes are significantly affected by the mix of income and losses in the tax jurisdictions and valuation allowances in certain jurisdictions in which we operate. In 2022, we expect to see an adjusted effective tax rate of approximately 35%. We continue to expect our adjusted effective tax rate in the long-term will be approximately 15% to 20%.

Liquidity and Capital Resources

As of June 30, 2022, we had $341 million of total liquidity, including cash and cash equivalents of $109 million, which includes $85 million of cash received in the Tronox settlement and $232 million of availability under our existing asset-based revolving credit facility. At the end of the second quarter, net debt was $844 million compared to $798 million as of December 31, 2021.

Primary working capital was a cash use of $54 million in the second quarter 2022. This was attributable to timing of feedstock shipments, modest replenishment of finished goods inventory and higher costs.

Year to date, capital expenditures totaled $32 million. We expect total capital expenditures in 2022 to be approximately $90 million.

Earnings Conference Call Information

We will hold a conference call to discuss our second quarter 2022 results on Tuesday, July 26, 2022 at 8:00 a.m. ET.

Call-in numbers for the conference call:
U.S. participants	1-833-366-1118
International participants	1-412-902-6770
(No passcode required)

In order to facilitate the registration process, you may use the following link to pre-register for the conference call. Callers who pre-register will be given a unique PIN and separate call-in number to gain immediate access to the call and bypass the live operator. To pre-register, please go to:

https://dpregister.com/sreg/10167799/f31c493dbc

Webcast Information

The conference call will be available via webcast and can be accessed from the company’s website at venatorcorp.com/investor-relations.

Replay Information

The conference call will be available for replay beginning July 26, 2022 and ending August 3, 2022.

Call-in numbers for the replay:
U.S. participants	1-877-344-7529
International participants	1-412-317-0088
Passcode	1046193

Upcoming Conferences

During the third quarter of 2022, a member of management is expected to present at Jefferies Industrials Conference on August 9, 2022 and UBS Chemicals Conference on September 7, 2022. A webcast of the presentations, if applicable, along with accompanying materials will be available at venatorcorp.com/investor-relations.

Table 1 — Results of Operations

	Three months ended		Six months ended
	June 30,		June 30,
(In millions, except per share amounts)	2022	2021	2022	2021
Revenues	$642	$567	$1,301	$1,120
Cost of goods sold	573	518	1,169	1,018
Operating expenses	30	43	72	87
Restructuring, impairment and plant closing and transition costs	5	11	16	25
Operating income (loss)	34	(5)	44	(10)
Interest expense, net	(13)	(14)	(28)	(29)
Other income, net	88	2	91	7
Income (loss) before income taxes	109	(17)	107	(32)
Income tax expense	(14)	(5)	(14)	(10)
Net income (loss)	95	(22)	93	(42)
Net income attributable to noncontrolling interests	(2)	(1)	(3)	(2)
Net income (loss) attributable to Venator	$93	$(23)	$90	$(44)

Adjusted EBITDA(2)	$61	$43	$118	$92
Adjusted net income attributable to Venator(2)	$14	$—	$20	$1

Basic income (loss) per share	$0.86	$(0.21)	$0.83	$(0.41)
Diluted income (loss) per share(5)	$0.86	$(0.21)	$0.83	$(0.41)
Adjusted earnings per share(2)	$0.13	$—	$0.19	$0.01
Adjusted diluted earnings per share(2)	$0.13	$—	$0.19	$0.01

Ordinary share information:
Basic shares outstanding	107.9	107.3	107.8	107.2
Diluted shares(5)	107.9	108.1	107.8	107.7

See end of press release for footnote explanations

Table 2 — Results of Operations by Segment

	Three months ended			Six months ended
	June 30,		Favorable /	June 30,		Favorable /
(In millions)	2022	2021	(Unfavorable)	2022	2021	(Unfavorable)
Segment Revenues:
Titanium Dioxide	$486	$415	17%	$996	$829	20%
Performance Additives	156	152	3%	305	291	5%
Total	$642	$567	13%	$1,301	$1,120	16%

Segment Adjusted EBITDA(2):
Titanium Dioxide	$49	$36	36%	$98	$76	29%
Performance Additives	19	18	6%	39	41	(5)%
Corporate and other	(7)	(11)	36%	(19)	(25)	24%
Total	$61	$43	42%	$118	$92	28%

See end of press release for footnote explanations

Table 3 — Factors Impacting Sales Revenue

	Three months ended
	June 30, 2022 vs. 2021
	Average Selling Price(a)
	Local Currency	Exchange Rate	Sales Mix & Other	Sales Volume(b)	Divestitures(c)	Total
Titanium Dioxide	31%	(7)%	—%	(7)%	—%	17%
Performance Additives	26%	(5)%	—%	(16)%	(2)%	3%
Total Company	30%	(7)%	—%	(9)%	(1)%	13%

	Six months ended
	June 30, 2022 vs. 2021
	Average Selling Price(a)
	Local Currency	Exchange Rate	Sales Mix & Other	Sales Volume(b)	Divestitures(c)	Total
Titanium Dioxide	30%	(7)%	—%	(3)%	—%	20%
Performance Additives	23%	(4)%	—%	(11)%	(3)%	5%
Total Company	28%	(6)%	—%	(5)%	(1)%	16%

(a)	Excludes revenues from tolling arrangements, by-products and raw materials

(b)	Excludes sales volumes of by-products and raw materials

(c)	Our water treatment business was disposed of in the second quarter of 2021

(c)

Table 4 — Reconciliation of U.S. GAAP to Non-GAAP Measures

	EBITDA		Net Income (Loss)		Diluted Earnings (Loss) Per Share(2)(5)
	Three months ended		Three months ended		Three months ended
	June 30,		June 30,		June 30,
(In millions, except per share amounts)	2022	2021	2022	2021	2022	2021
Net income (loss)	$95	$(22)	$95	$(22)	$0.88	$(0.20)
Net income attributable to noncontrolling interests	(2)	(1)	(2)	(1)	(0.02)	(0.01)
Net income (loss) attributable to Venator	93	(23)	93	(23)	0.86	(0.21)
Interest expense, net	13	14
Income tax expense	14	5
Depreciation and amortization	26	29
Loss on disposition of business/assets	—	2	—	2	—	0.02
Certain legal expenses/settlements	(85)	—	(85)	—	(0.79)	—
Amortization of pension and postretirement actuarial losses	1	3	1	3	0.01	0.03
Net plant incident (credits) costs	(6)	2	(6)	2	(0.06)	0.02
Restructuring, impairment, plant closing and transition costs	5	11	5	11	0.05	0.10
Income tax adjustments(3)	—	—	6	5	0.06	0.05
Adjusted(2)	$61	$43	$14	$—	$0.13	$—

Adjusted income tax expense(3)			$8	$—
Net income attributable to noncontrolling interests, net of tax			2	1
Adjusted pre-tax income (loss)			$24	$1
Adjusted effective tax rate			35%	35%

	EBITDA	Net Income (Loss)	Diluted Earnings (Loss) Per Share(2)
	Three months ended March 31,	Three months ended March 31,	Three months ended March 31,
(In millions, except per share amounts)	2022	2022	2022
Net loss	$(2)	$(2)	$(0.02)
Net income attributable to noncontrolling interests	(1)	(1)	(0.01)
Net loss attributable to Venator	(3)	(3)	(0.03)
Interest expense, net	15
Income tax expense	—
Depreciation and amortization	31
Gain on disposal of businesses/assets	(1)	(1)	—
Certain legal expenses/settlements	2	2	0.02
Net plant incident costs	2	2	0.02
Restructuring, impairment, plant closing and transition costs	11	11	0.10
Income tax adjustments(3)	—	(5)	(0.05)
Adjusted(2)	$57	$6	$0.06

Adjusted income tax expense(3)		$5
Net income attributable to noncontrolling interests, net of tax		1
Adjusted pre-tax income		$12
Adjusted effective tax rate		35%

	EBITDA		Net Income (Loss)		Diluted Earnings (Loss) Per Share(2)(5)
	Six months ended		Six months ended		Six months ended
	June 30,		June 30,		June 30,
(In millions, except per share amounts)	2022	2021	2022	2021	2022	2021
Net income (loss)	$93	$(42)	$93	$(42)	$0.86	$(0.39)
Net income attributable to noncontrolling interests	(3)	(2)	(3)	(2)	(0.03)	(0.02)
Net income (loss) attributable to Venator	90	(44)	90	(44)	0.83	(0.41)
Interest expense, net	28	29
Income tax expense	14	10
Depreciation and amortization	57	60
(Gain) loss on disposal of businesses/assets	(1)	2	(1)	2	(0.01)	0.02
Certain legal expenses/settlements	(83)	1	(83)	1	(0.77)	0.01
Amortization of pension and postretirement actuarial losses	1	6	1	6	0.01	0.06
Net plant incident (credits) costs	(4)	3	(4)	3	(0.04)	0.03
Restructuring, impairment, plant closing and transition costs	16	25	16	25	0.16	0.24
Income tax adjustments(3)	—	—	1	8	0.01	0.07
Adjusted(2)	$118	$92	$20	$1	$0.19	$0.01

Adjusted income tax expense(3)			$13	$2
Net income attributable to noncontrolling interests, net of tax			3	2
Adjusted pre-tax income			$36	$5
Adjusted effective tax rate			35%	35%

See end of press release for footnote explanations

Table 5 — Selected Balance Sheet Items

	June 30,	December 31,
(In millions)	2022	2021
Cash and cash equivalents	$109	$156
Accounts and notes receivable, net	473	371
Inventories	551	478
Prepaid expenses and other current assets	87	84
Property, plant and equipment, net	767	848
Other assets	400	427
Total assets	$2,387	$2,364

Accounts payable	$424	$377
Other current liabilities	125	131
Current portion of debt	5	5
Long-term debt	948	949
Non-current payable to affiliates	21	21
Other non-current liabilities	287	313
Total equity	577	568
Total liabilities and equity	$2,387	$2,364

Table 6 — Outstanding Debt

	June 30,	December 31,
(In millions)	2022	2021
Debt:
Term Loan Facility	$355	$356
Senior Secured Notes	218	217
Senior Unsecured Notes	373	372
Other debt	7	9
Total debt - excluding affiliates	953	954
Total cash	109	156
Net debt - excluding affiliates (6)	$844	$798

Table 7 — Summarized Statement of Cash Flows

	Three months ended		Six months ended
	June 30,		June 30,
(In millions)	2022	2021	2022	2021
Total cash at beginning of period	$46	$187	$156	$220
Net cash provided by (used in) operating activities	73	10	(13)	(5)
Net cash used in investing activities	(15)	(6)	(36)	(21)
Net cash provided by (used in) financing activities	8	(9)	5	(11)
Effect of exchange rate changes on cash	(3)	—	(3)	(1)
Total cash at end of period	$109	$182	$109	$182

Supplemental cash flow information:
Cash paid for interest	$(5)	$(3)	$(30)	$(31)
Cash paid for income taxes	(3)	(4)	(4)	(4)
Capital expenditures	(15)	(15)	(32)	(27)
Depreciation and amortization	26	29	57	60
Restructuring	(3)	(2)	(14)	(5)
Net cash flows associated with Pori	(6)	(3)	(16)	(7)

Changes in primary working capital:
Accounts receivable	(1)	(31)	(123)	(81)
Inventories	(103)	20	(104)	13
Accounts payable	50	(2)	86	45
Total cash provided by (used in) primary working capital	$(54)	$(13)	$(141)	$(23)

	Three months ended		Six months ended
	June 30,		June 30,
(In millions)	2022	2021	2022	2021
Free cash flow(4):
Net cash provided by (used in) operating activities	$73	$10	$(13)	$(5)
Capital expenditures	(15)	(15)	(32)	(27)
Free cash flow(4)	$58	$(5)	$(45)	$(32)

See end of press release for numbered footnote explanations

Footnotes

(1)	We were party to an arbitration proceeding initiated by Neste Engineering Services Oy (“NES”) on December 19, 2018 for payment of invoices allegedly due of approximately $16 million at June 30, 2022, in connection with the delivery of services by NES to the Company in respect of the Pori site rebuild project. A settlement agreement regarding all claims and the counterclaim in the arbitration, without admission of liability by either party, was reached on July 3, 2022, pursuant to which NES’s outstanding invoices allegedly due, for which we previously accrued, are deemed to have been discharged in full and NES was required to make a payment to Venator of approximately $13 million in connection with Venator’s counterclaim. Payment was received on July 14, 2022. We recognized $10 million of income in Other operating (income) expense on our unaudited condensed consolidated statement of operations as a result of the settlement with NES during the second quarter of 2022 and we recognized a further approximately $13 million in the third quarter of 2022 upon receipt of the payment from NES.

(2)	Our management uses adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income/loss before interest income/expense, net, income tax expense/benefit, depreciation and amortization, and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) loss/gain on disposition of businesses/assets; (b) certain legal expenses/settlements; (c) amortization of pension and postretirement actuarial losses/gains; (d) net plant incident costs/credits; and (e) restructuring, impairment, and plant closing and transition costs/credits. We believe that net income is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to adjusted EBITDA.

We believe adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Nevertheless, our management recognizes that there are limitations associated with the use of adjusted EBITDA in the evaluation of us as compared to net income. Our management compensates for the limitations of using adjusted EBITDA by using this measure to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

In addition to the limitations noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

Adjusted net income (loss) attributable to Venator Materials PLC ordinary shareholders is computed by eliminating the after-tax amounts related to the following from net income/loss attributable to Venator Materials PLC ordinary shareholders: (a) loss/gain on disposition of businesses/assets; (b) certain legal expenses/settlements; (c) amortization of pension and postretirement actuarial losses/gains; (d) net plant incident costs/credits; and (e) restructuring, impairment, and plant closing and transition costs/credits. Basic adjusted net income per share excludes dilution and is computed by dividing adjusted net income by the weighted average number of shares outstanding during the period. Adjusted diluted net income per share reflects all potential dilutive ordinary shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Adjusted net income (loss) and adjusted net income (loss) per share amounts are presented solely as supplemental information. These measures exclude similar noncash items as adjusted EBITDA in order to assist our investors in comparing our performance from period to period and as such, bear similar risks as adjusted EBITDA as documented above. For that reason, adjusted net income and the related per share amounts, should not be considered in isolation and should be considered only to supplement analysis of U.S. GAAP results.

(3)	Income tax expense is adjusted by the amount of additional tax expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration our tax structure. We use a normalized effective tax rate of 35%, which reflects the weighted average tax rate applicable under the various jurisdictions in which we operate. This non-GAAP tax rate eliminates the effects of non-recurring and period specific items which are often attributable to restructuring and acquisition decisions and can vary in size and frequency. This rate is subject to change over time for various reasons, including changes in the geographic business mix, valuation allowances, and changes in statutory tax rates.

We eliminate the effect of significant changes to income tax valuation allowances from our presentation of adjusted net income to allow investors to better compare our ongoing financial performance from period to period. We do not adjust for insignificant changes in tax valuation allowances because we do not believe it provides more meaningful information than is provided under GAAP. We believe that our revised approach enables a clearer understanding of the long-term impact of our tax structure on post tax earnings.

(4)	Management internally uses a free cash flow measure: (a) to evaluate the Company’s liquidity, (b) to evaluate strategic investments, (c) to evaluate the Company’s ability to incur and service debt. Free cash flow is not a defined term under U.S. GAAP, and it should not be inferred that the entire free cash flow amount is available for discretionary expenditures. Free cash flow is defined as cash flows provided by (used in) operating activities from continuing operations less capital expenditures. The Company updated its definition of free cash flow during the third quarter of 2021 to conform to the definition more commonly used by publicly traded companies. Prior to the third quarter of 2021, free cash flow was defined as cash flows provided by (used in) operating activities from continuing operations and used in investing activities. Prior period comparatives within this release have been restated for the updated definition. Free cash flow is typically derived directly from the Company’s consolidated statement of cash flows; however, it may be adjusted for items that affect comparability between periods. Free cash flow is presented as supplemental information.

(5)	The potentially dilutive impact of share-based awards was excluded from the calculation of earnings per share for the three months ended March 31, 2022 and the three and six months ended June 30, 2021 because there was an anti-dilutive effect as we were in a net loss position.

(6)	"Net debt" is not a defined term under U.S. GAAP. We define net debt as debt (the most comparable GAAP measure, calculated as long-term obligations plus short-term borrowings) minus cash and cash equivalents. Management believes that net debt is an important measure to monitor leverage and evaluate the balance sheet.

About Venator

Venator is a global manufacturer and marketer of chemical products that comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments and timber treatment businesses. Based in Wynyard, U.K., Venator employs approximately 3,500 associates and sells its products in more than 110 countries.

Social Media:

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LinkedIn: www.linkedin.com/company/venator-corp

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements represent Venator’s expectations or beliefs concerning future events, and it is possible that the expected results described in this press release will not be achieved. These forward looking statements are subject to risks, uncertainties and other factors, many of which are outside of Venator’s control, that could cause actual results to differ materially from the results discussed in the forward looking statements, including volatile global economic conditions and a downturn in the worldwide economy due to inflation, geopolitics, or other factors, changes in raw material and energy prices, interruptions in raw materials and energy, economic and other impacts from the military conflict in Ukraine, the impacts and duration of the global outbreak of the COVID-19 pandemic on the global economy and all aspects of our business, including our employees, customers, suppliers, partners, results of operations, financial condition and liquidity, our ability to maintain sufficient working capital, our ability to access capital markets on favorable terms, the costs associated with the closure of our Pori facility and execution of our business improvement programs and initiatives, our ability to realize financial and operational benefits from our business improvement plans and initiatives, industry production capacity and operating rates, the supply demand balance for our products and that of competing products, pricing pressures, technological developments, legal claims by or against us, changes in government regulations, including increased manufacturing, labeling and waste disposal regulations and the classification of TiO2 as a carcinogen in the EU, management of materials resulting from our manufacturing process, including the ability to develop commercial markets in the regions that we manufacture and our ability to dispose of these materials if necessary, the impacts of increasing climate change regulations, geopolitical events, cyberattacks and public health crises.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Venator does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Venator to predict all such factors. When considering these forward looking statements, you should keep in mind the risk factors and other cautionary statements in Venator’s filings with the US Securities and Exchange Commission, including Venator's Annual Reports on Form 20-F for the year ended December 31, 2021 and its Quarterly Report on Forms 6-K for the quarter ended March 31, 2022 and June 30, 2022. The risk factors and other factors noted therein could cause its actual results to differ materially from those contained in any forward looking statement.